Exhibit 99.1

J.P.Morgan

Date: February 18, 2021

To,

The Manager (Listing Department) National Stock Exchange of India Limited Exchange Plaza, Plot no. C/1 G Block, Bandra Kurla Complex Bandra (E) Mumbai - 400 051 (Symbol: VEDL)	The Manager (Corporate Relations) BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai - 400 001 Security ID: VEDL, Security Code: 500295

Dear Sir/ Madam,

Sub: Voluntary open offer pursuant to Regulation 6 of the Takeover Regulations (as defined below) for the acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) equity shares representing 10% of the fully diluted voting share capital of Vedanta Limited (“Target Company”), from the public shareholders of the Target Company by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer (“Voluntary Open Offer”).

With regards to the captioned Voluntary Open Offer under Regulation 6 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011, as amended (“Takeover Regulations”), the Acquirer, together with the PACs, had made a Detailed Public Statement for the Voluntary Open Offer dated January 14, 2021 (“DPS”), which was published in the newspapers on January 15, 2021 and a copy of the DPS was duly disclosed / sent to BSE, NSE, SEBI and the Target Company on January 15, 2021. The Acquirer, together with the PACs, has filed the Draft Letter of Offer dated January 19, 2021 (“DLOF”) with SEBI on January 19, 2021 and a copy of the DLOF was duly disclosed / sent to BSE, NSE and the Target Company on January 19, 2021.

Further to the above, please find enclosed a copy of the Corrigendum to Detailed Public Statement and the Draft Letter of Offer dated February 17, 2021 which was published on February 18, 2021 in the same newspapers in which the DPS was published.

Terms not defined herein shall have the meaning ascribed to them under the DLOF.

Thank you.

Yours sincerely,

For J.P. Morgan India Private Limited

/s/ Nitin Maheshwari

Authorised Signatory

Name: Nitin Maheshwari
Designation: Managing Director

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz - East, Mumbai - 400 098

CORRIGENDUM TO DETAILED PUBLIC STATEMENT AND THE DRAFT LETTER OF OFFER FOR THE ATTENTION OF THE PUBLIC SHAREHOLDERS OF

VEDANTA LIMITED

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai, Maharashtra – 400 093

Tel. no.: +91 22 6643 4500; Fax no.: +91 22 6643 4530

VOLUNTARY OPEN OFFER FOR ACQUISITION OF UP TO 371,750,500 (THREE HUNDRED AND SEVENTY ONE MILLION SEVEN HUNDRED FIFTY THOUSAND FIVE HUNDRED) EQUITY SHARES, REPRESENTING 10% OF THE VOTING SHARE CAPITAL OF VEDANTA LIMITED (“TARGET COMPANY”) AT A PRICE OF INR 160 (INDIAN RUPEES ONE HUNDRED AND SIXTY ONLY) PER EQUITY SHARE FROM THE PUBLIC SHAREHOLDERS BY VEDANTA RESOURCES LIMITED (“ACQUIRER”) TOGETHER WITH TWIN STAR HOLDINGS LIMITED (“PAC 1”), VEDANTA HOLDINGS MAURITIUS LIMITED (“PAC 2”) AND VEDANTA HOLDINGS MAURITIUS II LIMITED (“PAC 3” TOGETHER WITH PAC 1 AND PAC 2 TO BE REFERRED AS “PACS”), IN THEIR CAPACITY AS THE PERSONS ACTING IN CONCERT WITH THE ACQUIRER (“OFFER”/ “OPEN OFFER”).

This corrigendum to the detailed public statement and draft letter of offer (“Corrigendum”) is being issued by J.P. Morgan India Private Limited, the manager to the Open Offer (“Manager to the Offer” or “Manager”), for and on behalf of the Acquirer and the PACs in respect of the Open Offer to the Public Shareholders pursuant to and in compliance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent amendments thereto (“SEBI (SAST) Regulations”). This Corrigendum should be read in continuation of, and in conjunction with the public announcement dated January 09, 2021 in relation to this Offer (“PA”), corrigendum to the public announcement dated January 14, 2021 (“Corrigendum to PA”), detailed public statement (“DPS”) which was published on January 15, 2021 in Financial Express (English, All Editions except in Ahmedabad, Kochi, Hyderabad and Chennai editions on account of holiday which were published on January 16, 2021), The Free Press Journal (English, Mumbai Edition), Navshakti (Marathi, Mumbai Edition) and Jansatta (Hindi, All Editions) and the draft letter of offer (“DLOF”) filed with the Securities and Exchange Board of India (“SEBI”) on January 19, 2021.

The capitalised terms used in this Corrigendum have the meaning assigned to them in the DPS and DLOF, unless otherwise specified.

As on the date of the DPS and the DLOF, to the best of the knowledge of the Acquirer and the PACs, there were no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer. In addition, it was mentioned in the DPS and DLOF that if any statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such statutory or other approval(s) being obtained.

Given the substantial direct and indirect shareholding of residents of the United States of America (“U.S.”) in the Target Company, the Acquirer and PACs are required to apply to the U.S. Securities and Exchange Commission (“SEC”) to seek an exemption from certain rules under the U.S. Securities Exchange Act of 1934, as amended. Due to differences between relevant legal and regulatory requirements and customary tender offer practices in India and in the U.S., the Acquirer and PACs are required to seek certain exemptions and no action relief from SEC in order to allow the Open Offer to be made to U.S. Public Shareholders and to allow them to tender their Equity Shares in the Open Offer without being in conflict with applicable U.S. laws. Hence, the approval and exemption of the SEC shall be required by the Acquirer and/or the PAC(s) prior to the commencement of the tendering period of the Open Offer. The Acquirer and PACs have already filed a preliminary application with SEC seeking such exemptions and no action relief.

Accordingly, the Public Shareholders are requested to note the following revisions with respect to the DPS and DLOF:

1.	Paragraph 1 of Part VI of the DPS shall stand amended and restated to read as follows:

“As on the date of this DPS, to the best of the knowledge of the Acquirer and the PACs, there are no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer, other than grant of certain exemptions and no action relief by the U.S. Securities and Exchange Commission prior to the commencement of the tendering period of the Open Offer in order to allow the Open Offer to be made to U.S. Public Shareholders and to allow U.S. Public Shareholders to tender their Equity Shares in the Open Offer without breaching the applicable U.S. rules. However, in case any statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such statutory or other approval(s) being obtained.”

2.	Paragraph 7.4.1 of the DLOF shall stand amended and restated to read as follows:

“To the best of the knowledge of the Acquirer and the PACs, there are no statutory approvals required to acquire the Equity Shares that are validly tendered pursuant to the Open Offer or to complete the Open Offer, other than grant of certain exemptions and no action relief by the U.S. Securities and Exchange Commission prior to the commencement of the tendering period of the Open Offer in order to allow the Open Offer to be made to U.S. Public Shareholders and to allow U.S. Public Shareholders to tender their Equity Shares in the Open Offer without breaching the applicable U.S. rules. However, in case any statutory or other approval becomes applicable prior to the completion of the Open Offer, the Open Offer would also be subject to such statutory or other approval(s) being obtained.”

OTHER INFORMATION

1.	Except as detailed in this Corrigendum, all other terms, conditions and contents of the Open Offer and the PA, Corrigendum to PA, DPS and the DLOF remain unchanged.

2.	This Corrigendum will be available on the website of SEBI at www.sebi.gov.in.

ISSUED ON BEHALF OF THE ACQUIRER AND THE PACS BY THE MANAGER TO THE OFFER

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz

(East), Mumbai – 400 098

Tel: +91 22 6157 3000

Fax: +91 22 6157 3911

Contact person: Vaibhav Shah

Email: vedanta_openoffer@jpmorgan.com

SEBI registration no: INM000002970

Validity period: Permanent

REGISTRAR TO THE OFFER

KFin Technologies Private Limited (formerly known as

Karvy Fintech Private Limited)

Selenium Building, Tower- B, Plot No 31 & 32, Gachibowli,

Financial District Nanakramguda, Serilingampally,

Hyderabad Rangareddi – 500032, Telangana

Tel.: +91 40 6716 2222/ 1-800-34-54001

Fax: +91 40 2343 1551

Contact person: Mr. Murli Krishna

Email: Vdl.voluntaryopenoffer@kfintech.com

SEBI registration no.: INR000000221

Validity period: Permanent

For and on behalf of the Acquirer and PACs

For and on behalf of Vedanta Resources Limited	For and on behalf of Twin Star Holdings Limited

Sd/-	Sd/-
Authorised Signatory	Authorised Signatory

Place: London	Place: Mauritius
Date: February 17, 2021	Date: February 17, 2021

For and on behalf of Vedanta Holdings Mauritius Limited	For and on behalf of Vedanta Holdings Mauritius II Limited

Sd/-	Sd/-
Authorised Signatory	Authorised Signatory

Place: Mauritius	Place: Mauritius
Date: February 17, 2021	Date: February 17, 2021